Exhibit 99.1

VERSES Renews Agreement with Chief Scientist Karl Friston to Continue Innovation

Multi-year Contract Builds on Success in Genius™ and Atari Benchmarks for Next-Gen AI

VANCOUVER, British Columbia, Dec. 23, 2024 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next-generation intelligent systems, announces that the Company has extended its exclusive contract with Professor Karl Friston, acclaimed neuroscientist, to continue his role as Chief Scientist. The extension includes additional performance-based incentives that recognize recent breakthroughs in research and development and contributions to its flagship product Genius™ and further expected technological advancements.

“Our work with Professor Friston has exceeded our expectations,” said Gabriel René, founder and CEO of VERSES. “His revolutionary theories on Active Inference have been central to the creation and continued development of Genius, as well as our broader cognitive computing initiatives. We believe the results from Genius have been nothing less than spectacular, some of which we previewed with the Mastermind exercise recently. The recent success in the Atari benchmarks further underscores the transformative potential of these systems, and we look forward to sharing more results in the coming weeks. We are thrilled to deepen this collaboration as we build on these milestones and drive innovation forward together.”

Professor Friston, whose partnership with VERSES is central to advancing the practical application of his research, shared his thoughts on the renewed agreement:

“I am delighted to be able to extend my work with a company so deeply committed to translating the right scientific principles into transformative and sustainable applications,” said Professor Friston. “VERSES’ steadfast dedication to pioneering the commercialization of Active Inference research is already yielding exceptional results. My continued commitment to VERSES reflects not only a shared belief in this ambitious vision, but also a dedication to advancing the groundbreaking work we have undertaken together. I eagerly anticipate contributing to this mission in the years to come — as we aim to shape the future of intelligent ecosystems.”

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the expectation that Verses will be successful at making further technological advancements and the expectation that Verses will announce more results from the Atari benchmarks in the coming weeks.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSUS’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, that Verses will be successful at making further technological advancements and that Verses will announce more results from the Atari benchmarks in the coming weeks. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that Verses will not be successful at making any further technological advancements and that Verses will not announce more results from the Atari benchmarks in the coming weeks or at all. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.